SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                    SCHEDULE 13D
                     Under the Securities Exchange Act of 1934*
                                 (Amendment No. 12)

                                     QVC, Inc.

                                  (Name of Issuer)

                       Common Stock, par value $.01 per share

                           (Title of Class of Securities)

                                    747262 10 3

                                   (CUSIP Number)

                               Pamela S. Seymon, Esq.
                           Wachtell, Lipton, Rosen & Katz
                                51 West 52nd Street
                             New York, New York  10019
                              Tel. No. (212) 403-1000

              (Name, Address and Telephone Number of Person Authorized
                       to Receive Notices and Communications)

                                   August 4, 1994

              (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Sched-ule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with this statement [ ] . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
         Item 1; and (2) has filed no amendment subsequent thereto report-ing beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         * The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment con-taining information which would alter disclosures provided in a prior cover page.


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                The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         CUSIP No. 747262 10 3


         (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

              BARRY DILLER

         (2)  Check the Appropriate Box if a Member of a Group (a) [ ]
                                                               (b) [x]

         (3)  SEC Use Only


         (4)  Source of Funds

              PF

         (5)  Check if Disclosure of Legal Proceedings is Required Pur-
              suant to Items 2(d) or 2(e)                      [ ]


         (6)  Citizenship or Place of Organization

              United States

         Number of       (7)  Sole Voting Power                   0 Shares
         Shares
         Beneficially    (8)  Shared Voting Power        12,627,934 Shares
         Owned by
         Each Reporting  (9)  Sole Dispositive Power              0 Shares
         Person
         With           (10)  Shared Dispositive Power   12,627,934 Shares

         (11) Aggregate Amount Beneficially Owned by Each Reporting Person

                   12,627,934      Shares (consisting of 4,000,000 Shares
                                   held by Mr. Diller directly and
                                   8,627,934 Shares previously reported to
                                   be held by Comcast.)









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         (12)  Check if Aggregate Amount in Row (11) Excludes Certain
               Shares                                          [x]

         Excludes shares of Common Stock beneficially owned by the Execu-tive Officers and Directors of Comcast. The Reporting Person dis-claims beneficial ownership of all such shares. See Item 5.

         (13)  Percent of Class Represented by Amount in Row (11)

               27.7%    See Item 5.

         (14)  Type of Reporting Person (See Instructions)

               IN









































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                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                    SCHEDULE 13D
                                 (Amendment No. 12)

                                    Statement Of

                                    BARRY DILLER

                          Pursuant to Section 13(d) of the
                          Securities Exchange Act of 1934

                                   in respect of

                                     QVC, INC.


                   This Report on Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of QVC, Inc. (for-merly, "QVC Network, Inc."), a Delaware corporation (the "Com-pany"). The Report on Schedule 13D filed by Barry Diller (the "Reporting Person"), as most recently amended by Amendment No. 11 thereto, dated as of July 19, 1994 (as amended, the "Schedule 13D"), is hereby amended and supplemented as set forth below. The Reporting Person filed the initial Report and Amendment Nos. 1 through 10 of the Schedule 13D as a member of a Reporting Group with Comcast Corporation, a Pennsylvania corporation ("Comcast"), and Liberty Media Corporation, a Delaware corporation ("Liberty"). Mr. Diller, who may be deemed to be part of a "group" with Comcast within the meaning of Rule 13d-5 under the Securities Exchange Act (the "Exchange Act"), filed Amendment No. 11 separately and not as part of a joint filing with Comcast. Comcast, Liberty and the Company have entered into a merger agreement (the "Merger Agree-ment") pursuant to which Comcast and Liberty have agreed to acquire the Company. Mr. Diller is not participating with Comcast and Liberty in such transactions (except as discussed in this Amendment No. 12). All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.















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         Item 6.   Contracts, Arrangements, Understandings or Relationships
                   With Respect to Securities of the Issuer.

                   Item 6 of the Schedule 13D is hereby supplemented and amended to include the following information:

                   This Report is filed by Barry Diller. Pursuant to a Letter Agreement, dated August 4, 1994, by and among Mr. Diller, Arrow Investments, L.P., and Comcast (the "Stockholder Letter Agreement"), Mr. Diller and Comcast have agreed that, subject to certain conditions, the Stockholders Agreement will terminate (unless the Merger Agreement is terminated) and that the equity securities beneficially owned by Mr. Diller and Arrow will be sub-ject to certain voting, disposition and other arrangements and restrictions in connection with the proposed tender offer by Comcast and Liberty for all outstanding shares of Common Stock and Preferred Stock, to be followed by a merger by and among the Com-pany, Comcast and Liberty (the "Combination"). Mr. Diller and Arrow have agreed, among other things, subject to certain limita-tions, to tender the shares of Common Stock owned by each of them pursuant to such tender offer, to vote in favor of the Combina-tion, to vote against certain competing transactions and not to solicit certain competing transactions.

                   The text of the Stockholder Letter Agreement is attached hereto as Exhibit 99.44 and the foregoing summary description of such agreement is qualified in its entirety by reference to such exhibit, which is incorporated herein by reference.


         Item 7.   Material to be Filed as Exhibits.

                   Item 7 of the Schedule 13D is hereby supplemented and amended by adding the following information thereto:

         99.44 Stockholder Letter Agreement, dated as of August 4, 1994, by and among Barry Diller, Arrow Investments, L.P. and Comcast Corporation.

















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                                     SIGNATURE

                   After reasonable inquiry and to the best of his know-ledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

         Dated:  August 5, 1994

                                            /s/  Barry Diller
                                              Barry Diller













































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                                  Exhibit Index


                                                      Page Number
         Exhibit                                      in Sequentially
         Number           Title                       Numbered Statement

         99.44            Stockholder Letter Agreement,
                          dated as of August 4, 1994,
                          by and among Barry Diller,
                          Arrow Investments, L.P.
                          and Comcast Corporation.











































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